UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The NASDAQ OMX Group, Inc.

(Name of issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

631103108

(CUSIP number)

Khalifa Al Daboos

Investment Corporation of Dubai

P.O. Box 333888

Dubai, United Arab Emirates

+971 4 707 1333

Essa Kazim

Borse Dubai Limited

P.O. Box 506690

Level 7, Precinct Building 5, Gate District

Dubai International Financial Centre

Dubai, United Arab Emirates

+971 4 305 5200

(Name, address and telephone number of person authorized to receive notices and communications)

June 23, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 631103108

(1)	Names of reporting persons Investment Corporation of Dubai
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Dubai International Financial Centre, Dubai, United Arab Emirates
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0(1)
	(8)	Shared voting power 29,780,515(1)
	(9)	Sole dispositive power 0(1)
	(10)	Shared dispositive power 29,780,515(1)
(11)	Aggregate amount beneficially owned by each reporting person 29,780,515(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.2%(1)(2)
(14)	Type of reporting person (see instructions) HC

(1)	Investment Corporation of Dubai’s (“ICD”) beneficial ownership is reported as of March 21, 2012, and includes 29,780,515 shares of The NASDAQ OMX Group, Inc. (the “Issuer”) common stock, par value $0.01 per share (the “Shares”) held directly by Borse Dubai Limited (“Borse Dubai”), a majority-owned subsidiary of ICD. The Percent of Class reported in Row 13 reflects 17.2% of the outstanding Shares which are held by Borse Dubai Limited, based on 173,386,138 shares of common stock outstanding as described in Item 5(a) hereof. ICD’s total aggregate beneficial ownership reported herein is subject to certain ownership and voting restrictions and requirements set forth in the OMX Transaction Agreement (defined in Item 4 of the Initial Statement), and the Ancillary Agreements (as defined in the OMX Transaction Agreement), as amended by the Share Redemption and Sale Agreement (as defined in Amendment No. 1) (the “Ownership Restrictions”), as further described in Item 6 of the Initial Statement, Item 6 of Amendment No. 1 and Item 6 of this Statement. ICD is the majority shareholder of Borse Dubai. ICD is therefore deemed to have beneficial ownership of all of the Shares held by Borse Dubai. As the majority shareholder of Borse Dubai, ICD shares in whatever voting power and dispositive power Borse Dubai has over the Shares it holds. Further, any beneficial owner of Shares is limited to voting only 5% of the outstanding Shares entitled to vote, pursuant to Article Fourth, Section C.2(ii) of the Issuer’s Restated Certificate of Incorporation.

(2)	Reference is made to Item 5(a) hereof with respect to determination of the percentage of the class of securities identified herein.

SCHEDULE 13D

CUSIP No. 631103108

(1)	Names of reporting persons Borse Dubai Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Dubai International Financial Centre, Dubai, United Arab Emirates
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0(1)
	(8)	Shared voting power 29,780,515(1)
	(9)	Sole dispositive power 0(1)
	(10)	Shared dispositive power 29,780,515(1)
(11)	Aggregate amount beneficially owned by each reporting person 29,780,515(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.2%(1)(2)
(14)	Type of reporting person (see instructions) CO

(1)	Borse Dubai’s beneficial ownership is reported as of March 21, 2012, and reflects its direct ownership of 29,780,515 Shares. Borse Dubai’s total aggregate beneficial ownership reported herein is subject to certain Ownership Restrictions, as further described in Item 6 of the Initial Statement, Item 6 of Amendment No. 1 and Item 6 of this Statement. ICD is the majority shareholder of Borse Dubai and Borse Dubai shares with ICD in whatever voting power and dispositive power Borse Dubai has over the Shares it holds. Further, any beneficial owner of Shares is limited to voting only 5% of the outstanding Shares entitled to vote, pursuant to Article Fourth, Section C.2(ii) of the Issuer’s Restated Certificate of Incorporation.

(2)	Reference is made to Item 5(a) hereof with respect to determination of the percentage of the class of securities identified herein.

Amendment No. 2 to Statement on Schedule 13D

This Amendment No. 2 to Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.01 (the “Shares”), of The NASDAQ OMX Group, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated March 7, 2008 (the “Initial Statement”) and Amendment No. 1 to the Initial Statement, dated December 16, 2010 (“Amendment No. 1”), filed by the Reporting Persons (as defined in item 2 hereof). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement and Amendment No. 1.

The Initial Statement and Amendment No. 1 are supplementally amended as follows. Except as otherwise set forth herein, this Statement does not modify any of the information previously reported by the Reporting Persons in the Initial Statement or Amendment No. 1.

Item 2. Identity and Background

Item 2 of the Initial Statement and Amendment No. 1 is hereby amended and restated in its entirety as follows:

This Statement is being filed jointly by Investment Corporation of Dubai, a company registered in the Dubai International Financial Centre in Dubai with company number 0490 (“ICD”) and Borse Dubai Limited, a company registered in the Dubai International Financial Centre in Dubai with company number 0447 (“Borse Dubai”) (together, the “Reporting Persons”).

ICD’s principal business is to act as the investment arm of the Government of Dubai. Borse Dubai’s principal business purpose is to act as a holding company for investments in stock exchanges, which includes 79.63% ownership of the Dubai Financial Market, a public joint stock company incorporated in the Emirate of Dubai, United Arab Emirates (“UAE”), pursuant to decree No. 62 for the year 2007 issued by the Ministry of Economy on February 6, 2007 and is subject to the provisions of the UAE Federal Law No. 8 for the year 1984 and its amendments and 33.33% ownership of Nasdaq Dubai, a company registered in the Dubai International Financial Centre with registrations number 0009 (“Nasdaq Dubai”). In addition, Dubai Financial Market owns 66.67% of Nasdaq Dubai.

The address of ICD’s principal business and principal office is P.O. Box 333888, Gate Village 7, Floor 6, Dubai International Financial Centre, Dubai, United Arab Emirates. The address of Borse Dubai’s principal business and principal office is P.O. Box 506690, Level 7, Precinct Building 5, Gate District, Dubai International Financial Centre, Dubai, United Arab Emirates.

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement and Amendment No. 1 is hereby amended and restated in its entirety as follows:

Borse Dubai Nasdaq Share Trust (the “Trust”) of which Borse Dubai is the sole beneficial owner, originally pledged the Shares it held to Nomura International plc as collateral agent in December 2010 in connection with Borse Dubai’s obligations under a financing arrangement. This arrangement was later refinanced and, as a result, the Shares granted as security for that transaction were released. All 17,660,367 Shares were then transferred from the Trust to Borse Dubai whereby the Shares were transferred directly from Nomura International plc (who held them as custodian for the Trust) to Borse Dubai, as further described in Item 4, and then re-pledged to Nomura International plc under the 2011 Borse Dubai Pledge Agreement, as further described in Item 6. As Borse Dubai’s total direct holding in the Issuer was below 19.99%, there was no longer any need to continue holding 17,660,367 Shares through the Trust. The Trust was therefore dissolved following the transfer of its Shares from Nomura International plc directly to Borse Dubai. Other than the payment of all liabilities of the Trust (such as fees and expenses), no other consideration was paid by Borse Dubai to the Trust for the transfer of Shares.

Item 4. Purpose of Transaction

Item 4 of the Initial Statement and Amendment No. 1 are hereby amended and restated in their entirety as follows:

ICD and Borse Dubai acquired beneficial ownership of 60,561,515 Shares on February 27, 2008, pursuant to the OMX Transaction Agreement, dated as of November 15, 2007, as amended, dated as of February 27, 2008 (the “OMX Transaction Agreement”), among the Issuer, Borse Dubai and BD Stockholm AB, whereby Borse Dubai exchanged 117,227,931 shares of OMX AB (publ) (“OMX Shares”), a public corporation organized under the laws of Sweden (“OMX”) for 60,561,515 Shares and SEK 11,678,630,352. As directed by Borse Dubai, 17,660,367 Shares of the 60,561,515 Shares beneficially owned by ICD and Borse Dubai were issued by the Issuer directly to the Trust, of which Borse Dubai was the sole named beneficial owner. On June 23, 2011, the Trust, which beneficially owned 17,660,367 Shares was dissolved and pursuant to the Letter of Instruction and Cancellation (the “Letter of Instruction”), all 17,660,367 Shares which the Trust directly owned were transferred to Borse Dubai. As a result, Borse Dubai became the direct beneficial owner of 29,780,515 Shares.

The summary of the OMX Transaction Agreement is qualified in its entirety by reference to the actual agreement and its amendment which are respectively filed as Exhibit 7.1 and Exhibit 7.2 hereto and the summary of the Letter of Instruction is qualified in its entirety by reference to the actual agreement filed as Exhibit 7.12 and each agreement is incorporated by reference into this Item 4.

ICD and Borse Dubai originally acquired the 60,561,515 Shares as part of a series of transactions for the purpose of creating a strategic alliance with the Issuer designed to create a global financial marketplace with a unique footprint spanning the United States, Europe, the Middle East and strategic emerging markets. In conjunction with the OMX Transaction Agreement, the Issuer, Borse Dubai, and the Dubai International Financial Exchange Limited, a company registered in the Dubai International Financial Centre in Dubai, entered into the DIFX Transaction Agreement, dated as of November 15, 2007.

The Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, however, with respect to clause (d), as long as Borse Dubai continues to hold at least 21,450,574 Shares, Borse Dubai, pursuant to the Nasdaq Stockholders’ Agreement (as defined in the OMX Transaction Agreement, attached hereto as Exhibit 7.1), will be entitled to propose for nomination two directors for election to the Issuer’s Board of Directors. As long as Borse Dubai maintains at least 10,725,287 Shares, Borse Dubai will be entitled to nominate one director for election to the Issuer’s Board of Directors.

Borse Dubai intends regularly to review its investment in the Issuer. Based on such review, as well as other factors (including, among other things, its evaluation of the Issuer’s business, prospects and financial condition, other opportunities available to it and general market, industry and economic conditions), Borse Dubai may, and reserves the right, subject to the Ownership Restrictions, including standstill restrictions (as further described in Item 6 below), to acquire additional securities (including Shares) of the Issuer, or sell some or all of its Shares in privately negotiated transactions, registered offerings or otherwise. Borse Dubai may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, subject to the Ownership Restrictions.

Item 5. Interest in Securities of the Issuer

(a) and (b) Paragraphs (a) and (b) of the Initial Statement and Amendment No. 1 are hereby amended and restated in their entirety as follows:

	September 30,	September 30,	September 30,	September 30,
	Number of Shares	Number of Shares With
	With Sole Voting	Shared Voting and/or	Aggregate Number
	and/or Sole	With Shared Dispositive	of Shares	Percentage of Class
Reporting Person	Dispositive Power	Power	Beneficially Owned	Beneficially Owned
Investment Corporation of Dubai	0	29,780,515 with Shared Voting Power 29,780,515 with Shared Dispositive Power	29,780,515 (all of which are held by Borse Dubai)	17.2% (all of which are held by Borse Dubai)

Borse Dubai	0	29,780,515 with Shared Voting Power 29,780,515 with Shared Dispositive Power	29,780,515	17.2%

The percentage of the class of securities identified herein is based on 173,386,138 Shares outstanding at February 10, 2012 as reported on the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on February 24, 2012. ICD’s beneficial ownership includes 29,780,515 Shares held by Borse Dubai, a subsidiary of ICD Borse Dubai’s total aggregate beneficial ownership reported herein is subject to certain Ownership Restrictions.

(c) Paragraph (c) of the Initial Statement and Amendment No. 1 is hereby amended and restated in its entirety as follows:

To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares during the past 60 days by any of the persons named in response to Item 2, other than the transactions described in Item 6, which is incorporated herein by reference.

(d) Paragraph (d) of the Initial Statement and Amendment No. 1 is hereby supplemented by adding the following at the end thereof.

Borse Dubai granted to Nomura International plc a first priority security interest in the 12,120,148 Shares held by Borse Dubai under the 2010 Borse Dubai Pledge Agreement dated December 16, 2010 (the “2010 Borse Dubai Pledge Agreement”), as further described in Item 6, in connection with certain financing arrangements entered into in 2010. As a result of the Letter of Instruction, Borse Dubai acquired 17,660,367 additional Shares in June 2011. The 2010 Borse Dubai Pledge Agreement was released and Borse Dubai granted to Nomura International plc a new first priority security interest covering its entire holding of 29,780,515 Shares under the 2011 Stock Pledge Agreement dated June 28, 2011 (the “2011 Borse Dubai Pledge Agreement”), as further described in Item 6. As a result of the 2011 Borse Dubai Pledge Agreement, Nomura International plc, pursuant to a separate financing agreement entered into by Borse Dubai in June 2011, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 29,780,515 of the Shares beneficially owned by Borse Dubai, in the case of an Event of Default (as defined in the 2011 Borse Dubai Pledge Agreements). Otherwise, Borse Dubai may direct the receipt of dividends from, or the proceeds from the sale of, the 29,780,515 Shares beneficially owned by it pledged under the 2011 Borse Dubai Pledge Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement and Amendment No. 1 is hereby supplemented by adding the following at the end thereof.

2011 Borse Dubai Pledge Agreement

On June 28, 2011, Borse Dubai and Nomura International plc entered into the 2011 Borse Dubai Pledge Agreement granting a first priority security interest in 29,780,515 Shares held by Borse Dubai, among other collateral, to Nomura International plc (as collateral agent for Emirates NBD Bank PJSC) in connection with Borse Dubai’s obligations under certain financing agreements.

Letter of Instruction

On June 23, 2011, Borse Dubai entered into a Letter of Instruction with the Issuer pursuant to which all 17,660,367 Shares which the Trust directly owned were transferred to Borse Dubai and such transfer of the Shares was agreed to by the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 of the Initial Statement and Amendment No. 1 is hereby supplemented by the following:

Exhibit No.	Description

7.11	2011 Borse Dubai Pledge Agreement dated as of June 28, 2011 between Borse Dubai and Nomura International plc (filed herewith).

7.12	Letter of Instruction dated June 23, 2011 between Borse Dubai and the Issuer (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2012

INVESTMENT CORPORATION OF DUBAI

By:	/s/ Khalifa Al Daboos
Name:	Khalifa Al Daboos
Title:	Director

BORSE DUBAI LIMITED

By:	/s/ Essa Kazim
Name:	Essa Kazim
Title:	Chairman

By:	/s/ Abdulaziz Al Muhairi
Name:	Abdulaziz Al Muhairi
Title:	Director

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D filed herewith is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: March 27, 2012

INVESTMENT CORPORATION OF DUBAI

By:	/s/ Khalifa Al Daboos
Name:	Khalifa Al Daboos
Title:	Director

BORSE DUBAI LIMITED

By:	/s/ Essa Kazim
Name:	Essa Kazim
Title:	Chairman

By:	/s/ Abdulaziz Al Muhairi
Name:	Abdulaziz Al Muhairi
Title:	Director